UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

On August 15, 2025, we entered into an underwriting agreement (the “Agreement”) with ThinkEquity LLC (the “Underwriter”), pursuant to which we agreed to issue and sell directly to investors, in a firm commitment offering (the “Offering”), an aggregate of 3,500,000 of our common shares, no par value, or pre-funded warrants in lieu thereof at an offering price of US$2.00 per common share. The investors participating in the Offering who would have received common shares that would have caused such investor’s beneficial ownership of our common shares to exceed 4.99% (or at the election of investor, 9.99%) of our outstanding common shares after such issuance, are entitled to receive a pre-funded warrant in lieu of common shares.

The Offering is expected to close on August 18, 2025 and is anticipated to generate gross proceeds of US$7,000,000 in connection with the Offering, before deducting Underwriter fees and other Offering expenses payable by the Company. We intend to use the net proceeds from this offering for general corporate purposes and working capital, including for inventory management and servicing our floorplan lines of credit, general and administrative expenses and prosecuting patent applications relating to our E-Motion™ electric powertrain technology.

The 3,500,000 common shares to be offered in the Offering are expected to be sold pursuant to a registration statement (the “Registration Statement”) on Form F-1 (File No. 333-289547), which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on August 12, 2025, and was declared effective by the Commission on August 15, 2025.

The remaining exercise price of each pre-funded warrant is CA$0.001. The pre-funded warrants are immediately exercisable upon the payment of the outstanding exercise price and may be exercised at any time until all of the pre-funded warrants are exercised in full. The pre-funded warrants are exercisable on a standard cashless basis. No portion of a pre-funded warrant may be exercised if such exercise causes the holder thereof to have a beneficial ownership of our common shares that exceeds 4.99% (or at the election of investor, 9.99%) of our outstanding shares of common shares after such issuance.

As part of its compensation for acting as Underwriter for the Offering, we expect to pay the Underwriter a cash fee of 6.5% of the aggregate gross proceeds and also agreed to grant the Underwriter an option expiring 45-days from the effective date of the Registration Statement to purchase up to an additional 525,000 of our common shares or pre-funded warrants to cover over-allotments representing 15% of the common shares and pre-funded warrants sold in the Offering. Additionally, we have agreed to issue to the Underwriter warrants to purchase 175,000 common shares (the “Underwriter Warrants”). The Underwriter Warrants are expected to have a term of five years commencing August 15, 2025, are exercisable commencing August 15, 2025, and are expected to have an exercise price of US$2.50 per common share. The Underwriter Warrants, and the common shares issuable upon exercise thereof, are expected be issued in reliance on the exemption from registration provided in Section 4(a)(2) under the Securities Act of 1933, as amended.

As of the date of this Current Report on Form 6-K no common shares or warrants have been issued or sold; all issuances remain subject to the closing of the Offering. Consummation of the Offering and issuance of common shares or pre-funded warrants in lieu thereof remain subject to satisfaction of customary closing conditions set forth in the Agreement.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing descriptions of the Underwriter Warrants and Agreement are not complete and are qualified in their entirety by references to the full text of the form of the Agreement, Underwriter Warrant and pre-funded warrant which are filed as Exhibit 1.1, Exhibit 4.1, and Exhibit 4.2 respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

The Canadian legal opinion, including the related consent, of Dentons Canada LLP relating to the issuance and sale of the common shares is filed as Exhibit 5.1 hereto.

Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 6-K regarding the Underwriter Warrants and the shares issuable thereunder are hereby incorporated by reference.

Other Events.

On August 15, 2025, we issued a press release announcing the pricing of the Offering.

General

The information contained in this report on Form 6-K of the Company, except for the press releases furnished herewith as Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement

4.1	Form of Underwriter Warrant (included in Exhibit 1.1)

4.2	Form of Pre-Funded Warrant

5.1	Opinion of Dentons Canada LLP

23.1	Consent of Dentons Canada LLP (included in Exhibit 5.1)

99.1	Press Release, dated August 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 15, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer